March 9, 2020

Randy May
Chief Executive Officer
Ecoark Holdings, Inc.
5899 Preston Road #505
Frisco, TX 75034,

       Re: Ecoark Holdings, Inc.
           Pre-effective Amendment 2 to Registration Statement on Form S-1 Filed February 24, 2020
           File No. 333-235456

Dear Mr. May:

        We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pre-effective Amendment 2 to Registration Statement on Form S-1 filed February 24, 2020

Recent Sales of Unregistered Securities, page II-3

1.     Refer to comment 2 in our January 21, 2020 letter and "Note 13:
Stockholders' Equity
       (Deficit)" on page F-31. It is unclear why you have not included the securities that the company sold in the August 14, 2018 reserved private placement. Please revise or advise. Additionally, indicate here under "Other Transactions" the section of the
       Securities Act or the rule of the Commission under which exemption from registration was claimed for all securities sold by you within the past three years, and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.
       You may contact Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if
you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special
 Randy May
Ecoark Holdings, Inc.
March 9, 2020
Page 2

Counsel, at (202) 551-3754 with any other questions.



                                                       Sincerely,
FirstName LastNameRandy May
                                                       Division of Corporation
Finance
Comapany NameEcoark Holdings, Inc.
                                                       Office of Manufacturing
March 9, 2020 Page 2
cc:       Peter DiChiara, Esq.
FirstName LastName